EXHIBIT 12

EARLE M. JORGENSEN COMPANY

STATEMENT OF COMPUTATION OF RATIO

OF EARNINGS TO FIXED CHARGES

(DOLLARS IN THOUSANDS)

	Year Ended March 31,				Six Months Ended September 29,
	2002	2003	2004		2003	2004
Income before income taxes	$5,809	$3,882		$18,379	$5,022	$60,926
Fixed charges to be added back to earnings:
Interest and debt expense, including capitalized interest	43,025	47,753		51,234	25,327	26,653
Rentals (one-third of all rent and related costs charged to income)	7,118	7,219		7,434	3,669	3,628

Total fixed charges	50,143	54,972		58,668	28,996	30,281

Amortization of capitalized interest	—	13		39	15	23
Less capitalized interest	(316)	(464)		(61)	(61)	—

Earnings before income taxes and fixed charges	$55,636	$58,403		$77,025	$33,972	$91,230

Ratio of earnings to fixed charges	1.11	1.06		1.31	1.17	3.01
Amount by which earnings are inadequate to cover fixed charges	$—	$—	$		$—	$—

EARLE M. JORGENSEN HOLDING COMPANY, INC.

STATEMENT OF COMPUTATION OF RATIO

OF EARNINGS TO FIXED CHARGES

(DOLLARS IN THOUSANDS)

	Year Ended March 31,			Six Months Ended September 29,
	2002	2003	2004	2003	2004
Income before income taxes	$(24,050)	$(31,371)	$(20,435)	$(13,948)	$39,484
Fixed charges to be added back to earnings:
Interest and debt expense, including capitalized interest	72,913	83,345	90,147	44,388	48,095
Rentals (one-third of all rent and related costs charged to income)	7,118	7,219	7,434	3,669	3,628

Total fixed charges	80,031	90,564	97,581	48,057	51,723

Amortization of capitalized interest	—	13	39	15	23
Less capitalized interest	(316)	(464)	(61)	(61)	—

Earnings before income taxes and fixed charges	$55,665	$58,742	$77,124	$34,063	$91,230

Ratio of earnings to fixed charges	0.70	0.65	0.79	0.71	1.76
Amount by which earnings are inadequate to cover fixed charges	$(24,366)	$(31,822)	$(20,457)	$(13,994)	$—